UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On January 2, 2018, the Board of Directors (the "Board") of BeyondSpring Inc. (the "Company") appointed Mr. Patrick Fabbio to the Board and the Board's Audit Committee where he will serve as chairman of that committee.

In addition, on that day, each of Dr. Nanxing He and Mr. Mulong Liu resigned from the Board and the Audit Committee and Dr.Quanqi Song, a current independent Board member, was appointed the Audit Committee.

Mr. Fabbio, currently serves as the Chief Financial Officer of Progenics Pharmaceuticals, Inc. which he joined in November 2015.  Previously, he was the Chief Financial Officer of ElectroCore LLP.  Mr. Fabbio graduated from Pace University with a B.B.A. in Accounting, and from the Stern School of Business at New York University with a Master’s Degree in Finance and is a certified public accountant, licensed in New Jersey.

Mr. Fabbio will participate in the Company's standard non-employee director compensation program which consists of an annual cash retainer fee equal to $30,000 plus an additional cash retainer fee equal to $3,750 for service as a committee chairman.  In addition, non-employee directors receive an annual grant of restricted shares with a grant date value of $30,000, plus additional restricted shares with a grant date value of $3,750 for service as a committee chairman.   Mr Fabbio also entered into the Company's standard indemnification agreement.

The Board has determined that Mr. Fabbio satisfies the definition of "independent director" and the requirements for service on the Board's Audit Committee under the Nasdaq listing standards. The Audit Committee  continues to consist solely of independent directors.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on January 3, 2018 regarding the appointment of Mr. Fabbio as a director and the resignation of each of Dr. Nanxing He and Mr. Mulong Liu.

Exhibits

Exhibit 99.1	Press release dated January 3, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By: /s/ Richard A. Brand
Name: Richard A. Brand
Title: Chief Financial Officer

Date: January 29, 2018

EXHIBIT INDEX

Exhibit 99.1	Press release dated January 3, 2018